Exhibit 99.1

Baidu Announces First Quarter 2014 Results

BEIJING, China, April 24, 2014 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20141.

First Quarter 2014 Highlights

•	Total revenues in the first quarter of 2014 were RMB9.497 billion ($1.528 billion), a 59.1% increase from the corresponding period in 2013.

•	Operating profit in the first quarter of 2014 was RMB2.374 billion ($381.8 million), a 7.4% increase from the corresponding period in 2013.

•	Net income attributable to Baidu in the first quarter of 2014 was RMB2.535 billion ($407.8 million), a 24.1% increase from the corresponding period in 2013. Diluted earnings attributable to Baidu per ADS for the first quarter of 2014 were RMB7.21 ($1.16); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2014 were RMB7.69 ($1.24).

“We started the year with impressive revenue growth, which accelerated for the third consecutive quarter,” said Robin Li, chairman and chief executive officer of Baidu. “Our focus remained on growing our market-leading offerings in search and app distribution, and we continued to broaden our platform in newer areas like location-based services.”

Mr. Li continued, “As the Internet disrupts more and more traditional industries, and mobile’s importance continues to grow, Baidu is uniquely positioned with our competitive advantage as a leading cross-platform information gateway with world class technology. We’re confident our focused approach to investment will continue to drive sustainable growth in the quarters ahead.”

“In the first quarter, our core search business once again drove strong top-line growth,” commented Jennifer Li, Baidu’s chief financial officer. “We’ll continue to invest aggressively in our core business and key strategic focus areas to support Baidu’s long-term industry leadership.”

First Quarter 2014 Results

Baidu reported total revenues of RMB9.497 billion ($1.528 billion) for the first quarter of 2014, representing a 59.1% increase from the corresponding period in 2013.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Online marketing revenues for the first quarter of 2014 were RMB9.378 billion ($1.509 billion), representing a 57.5% increase from the corresponding period in 2013. Baidu had about 446,000 active online marketing customers2 in the first quarter of 2014, representing an 8.8% increase from the corresponding period in 2013 and a 1.1% decrease from the fourth quarter of 2013. Revenue per online marketing customer for the first quarter was approximately RMB20,900 ($3,362), a 44.1% increase from the corresponding period in 2013 and flat compared to the fourth quarter of 2013.

Traffic acquisition cost as a component of cost of revenues was RMB1.182 billion ($190.1 million), representing 12.4% of total revenues, as compared to 10.2% in the corresponding period in 2013 and 12.3% in the fourth quarter of 2013. The year-over-year increase mainly reflects increased contextual ads contributions and the promotion of Hao123 through the Company’s network.

Bandwidth costs as a component of cost of revenues were RMB646.1 million ($103.9 million), representing 6.8% of total revenues, compared to 6.8% in the corresponding period in 2013. Depreciation costs as a component of cost of revenues were RMB430.5 million ($69.3 million), representing 4.5% of total revenues, compared to 5.6% in the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB393.6 million ($63.3 million), representing 4.1% of total revenues, compared to 1.6% in the corresponding period in 2013, and 3.8% in the previous quarter. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB2.009 billion ($323.2 million), representing an increase of 136.9% from the corresponding period in 2013, primarily due to an increase in promotional spending for mobile products.

Research and development expenses were RMB1.277 billion ($205.4 million), a 57.5% increase from the corresponding period in 2013. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB169.0 million ($27.2 million) in the first quarter of 2014, compared to RMB110.9 million in the corresponding period in 2013 and RMB177.4 million in the fourth quarter of 2013. The increase from the corresponding period was a result of increased share grants to employees.

Operating profit was RMB2.374 billion ($381.8 million), representing a 7.4% increase from the corresponding period in 2013. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.543 billion ($409.0 million), a 9.5% increase from the corresponding period in 2013.

[2]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Income tax expense was RMB430.3 million ($69.2 million), compared to an income tax expense of RMB388.9 million in the corresponding period in 2013. The effective tax rate for the first quarter of 2014 was 15.1% as compared to 16.2% for the corresponding period in 2013 and 11.2% in the fourth quarter of 2013.

Net income attributable to Baidu was RMB2.535 billion ($407.8 million), representing a 24.1% increase from the corresponding period in 2013. Basic and diluted earnings per ADS for the first quarter of 2014 amounted to RMB7.24 ($1.16) and RMB7.21 ($1.16), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.704 billion ($435.0 million), a 25.6% increase from the corresponding period in 2013. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2014 amounted to RMB7.72 ($1.24) and RMB7.69 ($1.24), respectively.

As of March 31, 2014, the Company had cash, cash equivalents and short-term investments of RMB39.679 billion ($6.383 billion). Net operating cash inflow for the first quarter of 2014 was RMB3.612 billion ($581.1 million). Capital expenditures for the first quarter of 2014 were RMB1.043 billion ($167.8 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.219 billion ($517.9 million) for the first quarter of 2014, representing a 15.8% increase from the corresponding period in 2013.

Outlook for Second Quarter 2014

Baidu currently expects to generate total revenues in an amount ranging from RMB11.820 billion ($1.901 billion) to RMB12.110 billion ($1.948 billion) for the second quarter of 2014, representing a 56.3% to 60.2% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 24, 2014 U.S. Eastern Time (8:00 AM on April 25, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
US:	+1-845-675-0437
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode for all regions:	28733029

A replay of the conference call may be accessed by phone at the following number until May 2, 2014:

International:	+61-2-8199-0299
Passcode:	28733029

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2014 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-3776

ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	March 31 2014	December 31 2013
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	8,793,353	9,691,797
Restricted cash	263,757	259,533
Short-term investments	30,885,438	28,734,761
Accounts receivable, net	2,356,721	2,220,846
Amounts due from related parties	104	104
Deferred tax assets, net	406,240	286,844
Other assets, current	1,724,620	1,835,265

Total current assets	44,430,233	43,029,150

Non-current assets:
Fixed assets, net	6,255,743	5,370,268
Intangible assets, net	3,625,502	3,630,315
Goodwill	17,146,417	16,864,350
Long-term investments, net	966,760	634,777
Amounts due from related parties	—	370,916
Deferred tax assets, net	96,436	97,940
Other assets, non-current	856,106	988,072

Total non-current assets	28,946,964	27,956,638

Total assets	73,377,197	70,985,788

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8,078,760	7,362,138
Customer advances and deposits	3,092,041	2,977,872
Deferred revenue	229,892	226,599
Deferred income	91,593	77,287
Long-term loans, current portion	352,451	343,625
Capital lease obligation	45,408	44,907
Due to Related Parties, Current	398	398

Total current liabilities	11,890,543	11,032,826

Non-current liabilities:
Deferred income	454,291	376,491
Long-term loans	2,167,690	2,112,359
Notes payable	15,506,065	15,116,990
Amounts due to related parties	—	373,227
Deferred tax liabilities	1,193,908	1,200,270
Capital lease obligation	32,382	40,999
Other Non Current Liabilities	64,931	67,376

Total non-current liabilities	19,419,267	19,287,712

Total liabilities	31,309,810	30,320,538

Redeemable noncontrolling interests	—	—
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,522,821 shares and 27,492,452 shares issued and outstanding as at December 31, 2013 and March 31, 2014	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,517,921 shares and 7,537,921 shares issued and outstanding as at December 31, 2013 and March 31, 2014	3	3
Additional paid-in capital	2,817,060	3,056,418
Retained earnings	37,060,578	34,525,386
Accumulated other comprehensive income (loss)	363,200	843,096

Total Baidu, Inc. shareholders’ equity	40,240,853	38,424,915
Noncontrolling interests	1,826,534	2,240,335
Total equity	42,067,387	40,665,250

Total liabilities, redeemable noncontrolling interests, and equity	73,377,197	70,985,788

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	March 31, 2014	March 31, 2013	December 31, 2013
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	9,378,318	5,952,898	9,462,202
Other services	118,234	15,640	60,711

Total revenues	9,496,552	5,968,538	9,522,913

Operating costs and expenses:
Cost of revenues (note 1, 2)	(3,837,340)	(2,099,264)	(3,656,489)
Selling, general and administrative (note 2)	(2,008,890)	(848,102)	(1,862,966)
Research and development (note 2)	(1,276,650)	(810,682)	(1,263,835)

Total operating costs and expenses	(7,122,880)	(3,758,048)	(6,783,290)

Operating profit	2,373,672	2,210,490	2,739,623

Other income:
Interest income	419,495	273,987	367,922
Interest expense	(121,784)	(89,246)	(148,207)
Foreign exchange income (loss), net	97,302	(461)	(40,861)
Loss from equity method investments	(5,603)	(5,453)	(651)
Other income, net	77,526	6,468	115,399

Total other income	466,936	185,295	293,602

Income before income taxes	2,840,608	2,395,785	3,033,225

Income taxes	(430,296)	(388,861)	(338,832)
Net income	2,410,312	2,006,924	2,694,393

Less: net loss attributable to noncontrolling interests	(124,880)	(35,908)	(89,870)
Net income attributable to Baidu, Inc.	2,535,192	2,042,832	2,784,263

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	72.36	58.86	79.22
Net income attributable to Baidu, Inc.-Diluted	72.14	58.82	78.99
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	7.24	5.89	7.92
Net income attributable to Baidu, Inc.-Diluted	7.21	5.88	7.90
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,035,287	34,968,420	35,013,458
Diluted	35,143,937	34,989,911	35,117,726

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(699,370)	(432,768)	(702,336)
Traffic acquisition costs	(1,181,803)	(609,606)	(1,175,929)
Bandwidth costs	(646,087)	(404,880)	(563,709)
Depreciation costs	(430,497)	(333,101)	(410,164)
Operational costs	(479,542)	(218,712)	(433,478)
Content costs	(393,639)	(95,791)	(361,702)
Share-based compensation expenses	(6,402)	(4,406)	(9,171)

Total cost of revenues	(3,837,340)	(2,099,264)	(3,656,489)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(6,402)	(4,406)	(9,171)
Selling, general and administrative	(76,947)	(29,540)	(63,861)
Research and development	(85,618)	(77,002)	(104,319)

Total share-based compensation expenses	(168,967)	(110,948)	(177,351)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2013			Three months ended December 31, 2013			Three months ended March 31, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,210,490	110,948	2,321,438	2,739,623	177,351	2,916,974	2,373,672	168,967	2,542,639

	Three months ended March 31, 2013			Three months ended December 31, 2013			Three months ended March 31, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,042,832	110,948	2,153,780	2,784,263	177,351	2,961,614	2,535,192	168,967	2,704,159

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended March 31, 2013	As a % of total revenues	Three months ended December 31, 2013	As a % of total revenues	Three months ended March 31, 2014	As a % of total revenues
Net cash provided by operating activities	2,185,543	37%	4,107,321	42%	3,612,458	38%
Changes in assets and liabilities, net of effects of acquisitions	391,950	6%	(589,598)	-6%	(356,407)	-4%
Income taxes expenses	388,861	7%	338,832	4%	430,296	5%
Interest income and other, net	(185,295)	-3%	(293,602)	-3%	(466,936)	-5%

Adjusted EBITDA	2,781,059	47%	3,562,953	37%	3,219,411	34%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.